EXHIBIT 99.2

SINOVAC BIOTECH LTD. REPORTS 2004 SALES GROWTH OF 127%

BEIJING, CHINA May 31, 2005 – Sinovac Biotech Ltd. (“Sinovac” or the “Company”) is pleased to report its operating results and financial position for the year ended December 31, 2004. Revenues for 2004 were $6,454,000, representing 127% growth over 2003. Company sales in 2004 and 2003 were comprised entirely of its inactivated hepatitis A vaccine Healive™.   Revenue growth in 2004 was due to an expanded sales network and improved corporate profile. The number of doses sold increased from 455,000 in 2003 to 1,002,106 in 2004.

The increase in gross profit margin to 70.0% in 2004 from 61.8% was primarily attributable to economies of scale from increased Healive™ production, which decreased the average cost per unit.  Selling general and administrative expenses increased to $4,415,000 from $1,629,000 as Company sales expenses increased in 2004 owing to exploration of new markets and efforts to improve sales networks and sales strategy.

Research and development expenses for the split flu vaccine (AnfluTM) totaled $286,000 in 2004 and $233,000 in 2003.  In addition, the Company undertook other research and development activities in 2004 that were funded by a research grant from the Chinese Ministry of Science and Technology and other central government agencies for $719,000 in 2004. The Company’s net loss for the year increased from $462,000 to $4,752,000.  At December 31, 2004, the Company had cash and cash equivalents of $2,605,000 plus restricted cash of $391,000. The Company stockholders’ equity was $12,933,000.

Sinovac President and CEO, Dr. Weidong Yin commented, “A number of factors contributed to our impressive performance.  First, the great officers and employees at Sinovac, who are dedicated to making us a world leader of top quality vaccines.  The vaccine market is growing and we are gaining market share everywhere we apply ourselves.  The Chinese government is driving pharmaceutical industry growth and vaccination programs with a $145 million nationwide disease prevention program to improve health in the country and support its growing economy.  The growing middle-class population and businesses have increased health management awareness. They are increasing the size and quality of their vaccination programs for students and business employees.   Sinovac is the only domestic company to produce high quality vaccines at affordable prices.  As such, Sinovac is ideally positioned in a growing market sector where developing countries order highly efficacious vaccines at affordable prices.”

  Forward Looking Guidance

In 2005 the Company expects to increase production and sales of HealiveTM, and initiate production and sales of two new products.  In 2005 Sinovac will market and sell BiliveTM (a combined inactivated hepatitis A and B vaccine) and AnfluTM (an influenza flu vaccine).  Sales of both products are expected to follow HealiveTM’s sales pattern, beginning slowly the first year, and then growing quickly.  The timing of Anflu sales depends on the date the SFDA approves the production line.

HealiveTM sales will continue to grow, however not at 2004’s 127% rate. BiliveTM will be Sinovac’s next product to launch in 2005.  It targets a different market than HealiveTM, so the two vaccines will not compete with each other.  BiliveTM immunization is recommended for all susceptible persons who are, or will be, at risk of exposure to both hepatitis A and B viruses, including but not limited to people who: live in or travel to areas that are endemic for both hepatitis A and B viruses; have chronic liver disease; serve as medical personnel; work with sewage treatment; work in day-care centers or correctional facilities; work at or reside at drug and alcohol treatment centers; are in the military; frequently receive blood products including persons who have clotting-factor disorders (hemophiliacs and other recipients of therapeutic blood products).

Ideally, AnfluTM marketing will begin in late summer of 2005, with sales expected to begin in the last quarter of 2005.  This market timing will enable the Company to take advantage of their HealiveTM and BiliveTM promotions, thereby leveraging Sinovac’s growing name recognition and confidence in domestic market.

Dr. Yin noted, “We expect production costs for HealiveTM to continue decreasing, however first year production costs for BiliveTM and AnfluTM will likely offset HealiveTM’s lower costs. Combining these factors, we anticipate the gross margins in 2005 will remain near 2004 levels.”

Sinovac expects to see additional increases in selling, general and administrative expenses to support continuing market penetration and brand awareness.

The following represents the Company’s objectives for 2005:

- - Increase hepatitis A vaccine (Healive™) sales and revenues; initiate sales of it’s combined hepatitis A / B vaccine (Bilive™); and sales of it’s influenza flu vaccine (Anflu™).  To accomplish this objective, Sinovac will:

   >  Expand the size of its sales force and conduct sales training;

   > Enhance brand awareness through Chinese media (news, professional publications, and advertising);

   > Conduct and participate in promotional activities (conferences, seminars, VIP visits to Company facilities);

- - Commence sales of Bilive™ in China  (the SFDA approved Bilive™ January 7, 2005);

- - Gain SFDA approval for Anflu™ production facility and commence sales in China;

- - Complete the Summary Report on Phase I clinical trial on SARS vaccine; entering Phase II clinical trials will depend on the SFDA’s approval and requirement statement;

- - Continue new vaccine products development, including an avian flu vaccine for humans with the China Centre of Disease Control and Prevention ("China CDC”);

- - Register and license Healive™, Bilive™ and Anflu™ for sale in other developing countries;

- - Forge international strategic partnerships to open overseas markets;

- - Explore and develop domestic and international R&D and marketing agreements;

- - Explore acquisition opportunities

Liquidity and Capital Resources

Sinovac’s capital requirements have generally been funded by cash flow from sales revenue, issuances of common stock.  Cash and cash equivalents totaled $2,605,000 at December 31, 2004. Sinovac’s business and expansion plans for 2005 include:

   - - Spending $4 million constructing an influenza vaccine production line;

- - Acquiring an additional 20.56% of Sinovac Beijing, giving the Company a 71.56% interest in that company  (completed January 2005);

- - Increasing product promotion campaigns

In addition to income from product sales, Sinovac plans to raise necessary capital from the sale of equity securities sufficient to fund the Company’s business and expansion plans over the next 12 months.

The Company generated net cash of $1,185,000 in 2004 and $1,107,000 in 2003. A net loss of $4,752,000 incorporated certain non-cash charges including stock-based compensation ($4,428,000), a provision for doubtful debts ($374,000) and depreciation and amortization ($784,000). Changes in operating working capital consumed $1,566,000 of cash, resulting in net cash used in operations of $1,130,000.

The Company’s financing activities generated $6,545,000, which included $5,288,000 of newly raised share capital and $1,281,000 from government funding (net of qualified research and development expenditures). In 2004, the Company paid $399,000 to reduce an amount owed to a non-controlling shareholder of Sinovac Beijing. Other financing activities included loan proceeds of $3,268,000, loan payments of $3,099,000 and generating net loan proceeds of $207,000.

In 2004 the Company used $4,227,000 that included $1,650,000 to acquire property, plant and equipment.  This was partially offset by cash of $42,000 acquired with the purchase of Tangshan Yian.  Furthermore, Sinovac negotiated agreements that govern the purchase of a further 20.56% interest in Sinovac Beijing. In connection with these negotiations, the Company advanced $2,227,000 to two non-controlling shareholders of Sinovac Beijing as deposits on account of the Share Purchase Agreement. The deposits bear interest at 5.31%, and the principal and interest will be repaid to the Company when it makes full payment of the share purchase consideration.  The acquisition of the additional 20.56% of Sinovac Beijing closed on January 31, 2005.

Financial ratios and other information at December 31, 2004 with comparative figures at December 31, 2003 are shown below:

      2004

      2003

         Current ratio:

      1.29

      1.26

         Debt to equity:

      53.7%

      65.2%

         Working capital:

      $1,814,611

      $546,000

         Equity:

      $12,933,000

      $6,150,000

* Current ratio = Current Assets / Current Liabilities

   ** Debt to Equity = Total Debt / Equity

  Stock-Based Compensation

The Company incurred stock-based compensation of $4,428,000 in 2004 and $120,000 in 2003. In 2004, 2 million stock options were granted to the directors, employees and consultants at an exercise price of $4.55 per share. The stock options granted in 2004 have an estimated fair value of $2.85 per share, have different vesting schedules and as a result, the Company has unearned compensation costs of about $4.43 million.  This unearned component will be recognized over the remaining vesting period. This item does not reduce the cash balance of the Company but reflects the fair value of the above-mentioned stock options.  A total of 5,000,000 shares are issuable pursuant to stock options.

   Provision for Income Taxes

The Company generated an income tax recovery of $600,000 in 2004. It accrued a $93,000 liability for income taxes on profits in Sinovac Beijing and recorded a $693,000 deferred tax recovery that offset this expense. The Company’s taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. Sinovac Beijing is subject to a 7.5% corporation income tax rate until 2006 and 15% tax rate after that. Tangshan Yian is eligible for a full exemption from income taxes for two years and a 50% reduction in income taxes for the three years following its first profit-making year. Currently, Tangshan Yian is in a loss position.

   Interest and Financing Expenses

Interest and financing expenses were $369,000 in 2004 and $269,000 in 2003. The 2004 increase reflected higher levels of debt, largely due to the purchase of the Tangshan Yian facility.

  Net Loss

The Company’s net loss was $4,752,000 in 2004 and $462,000 in 2003. The increase in net loss in 2004 was mainly due to increased stock-based compensation, while the increase in SG&A was largely funded by increases in product sales.

  Board of Director Responsibilities and Practices

The Board has the authority, and is accountable to shareholders, for ensuring that the Company is appropriately managed and achieves the strategic objectives agreed by the Board. The Board discharges those responsibilities by supervising overall budgetary planning, corporate governance, strategic planning, investment and financial activities, joint ventures, and scientific and commercial strategies.

The Board of Directors meets quarterly to set policy and review the progress as well as review and approve budgets and expenditures.

The Company’s executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

Sinovac added three members in 2004:

Mr. Simon Anderson (age 44) has been a Director of the Company since July 23, 2004. Mr. Anderson has been a partner and Vice President of MCSI Consulting Services Inc. from 1996 to present.  Mr. Anderson is a Chartered Accountant, and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations.  Mr. Anderson was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. In addition, Mr. Anderson is a director and/or Chief Financial Officer of five other public companies.

Mr. Hao You (age 45) has been a Director of the Company since July 23, 2004. Mr. You is the Vice President of SIMCOM International Holdings, Inc. ("SIMCOM").  He has extensive knowledge of and is responsible for SIMCOM's marketing and sales efforts in the Asia Pacific region, which includes establishing and maintaining successful business relations with relevant trade organizations, government agencies, technical societies and various other organizations.

   Ms. Zou Bin (age 35) has been the Treasurer of the Company since December 31, 2004. Ms. Bin obtained her B.A. (Education) from Beijing Normal University, Beijing, China in 1992.

  Aggregate Ownership of Securities

As a group, the directors and Executive Officers of the Company hold 19,604,654 shares of common stock, which is 52.18% of the total issued and outstanding such shares.

  Employees

The Company has 169 full time employees as at December 31, 2004.  The Company incurred employee compensation expenses of $788,000 in 2004. To supplement its employees, the Company retains the services of certain consultants on an “as needed” basis.

  Stated Business Objectives

Sinovac’s business objective is to become a world leader in the research, development, manufacturing and commercialization of vaccines for epidemic viruses such as hepatitis and influenza, and for emerging viruses such as SARS and avian flu influenza (a.k.a. “bird flu”).

The Company believes that it is possible and financially viable to provide safe, efficient vaccines to all countries regardless of wealth.  Through careful financial management, low production costs and modern, innovative techniques, the Company intends to continue to produce high quality vaccines and successfully service market sectors that many pharmaceutical giants are unable to service.

  Marketing Objectives

The Company’s marketing strategy is based on two capabilities, organic growth, augmented as necessary with strategically beneficial acquisitions.  The Company will combine and organize these capabilities into a bifurcated marketing plan (regional and global).  Each branch of this plan is intended to focus on public and private sectors in order to achieve sales and growth objectives.  The public sector consists of government and non-government organization (“NGO”) programs, and the private sector consists of independent, private health companies and private citizens.

First the Company intends to target progressive geographic expansion with its family of vaccines that target endemic viruses.  The Company is growing and training its sales organization for the Chinese domestic market.  Concurrently with its domestic marketing plan, the Company is establishing a marketing and sales presence in South East Asia and other developing countries through local distributors.

The second branch of the Company’s marketing plan goes into effect once the Company creates a blockbuster vaccine for defeating emerging viruses such as SARS or the avian flu.  The Company believes a “first to market” advantage opens doors to international markets.  In such a scenario, the Company intends to enter the international market with a worldwide network of professional sales teams and sales networks, a reliable customer-credit management system, and an efficient logistics system.

  International Market Development Agreements Dissolved

In 2004, Sinovac signed an agreement with Innopath International to execute its international market development program and to register Healive™ in targeted countries.  However, the Company was not satisfied with their progress and terminated the contract.  Consequently, Sinovac has begun to implement its own international market development program, which it believes it can do successfully and at less cost. The company will continue the registration in those countries where Innopath has established a working relationship with local distributors.  In each case, the distributors have over 10 years experience in commercialization and registration of vaccines and other pharmaceuticals.  As such Sinovac believes it can establish governmental relationships and local sales networks, either on independently or through an agreement with another international marketing company, such as LG Life Sciences, Ltd.

Also in 2004, Sinovac entered a vaccine export agreement with MEHECO to develop the Brazilian market. Due to a Brazilian Government vaccine distribution policy change, the Company terminated its contract with MEHECO.

Dr. Yin is optimistic, “Our prospects are even better than before.  Not only are we continuing to pursue opportunities in previously targeting countries, but we will also pursue registrations and screen vaccine distributors in other countries as well.”

  Forward-Looking Statement

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. Sinovac undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this press release should be evaluated together with the many uncertainties that affect Sinovac's business, particularly those mentioned in the cautionary statements in Sinovac's Form 20-F for the year ended December 31, 2004, which the Company incorporates by reference.

SOURCE: Sinovac Biotech Ltd. (AMEX:SVA - News)

   Sinovac’s full financial statements and management’s discussion and analysis of the Company’s operating results and prospects are included in its report on Form 20-F which is available through EDGAR at www.sec.gov.  For further information please refer to Sinovac's website at www.sinovac.com

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com

Contact:

   Sinovac Biotech Ltd.

   Tracey Gabert

   Investor Relations

   1-888-888-8312

   Or (604) 684-5990 (outside of North America)

   info@sinovac.com

    www.sinovac.com